United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 001-09309

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

Versar Employee 401(k) Plan

C/O Versar, Inc.

6850 Versar Center

Springfield, VA

22151

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Versar, Inc.

6850 Versar Center

Springfield, VA

22151

Explanatory Note

This Amendment No. 1 to our annual report on Form 11-K is being filed to include the date Aronson LLC originally executed the Report of Independent Registered Public Accounting which was inadvertently omitted in the original filing. The content of the report is otherwise unchanged.

Financial Statements and Report of Independent Registered Public Accounting Firm

Versar Employee 401(k) Plan

December 31, 2014 and 2013

Versar Employee 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Versar Employee 401(k) Plan

Springfield, Virginia

We have audited the accompanying Statements of Net Assets Available for Benefits of the Versar Employee 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Versar Employees 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Aronson LLC

Rockville, Maryland

June 29, 2015

3

Versar Employee 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2014	2013

Assets

Cash – noninterest bearing	$4,892	$79,699
Investments, at fair value	41,398,334	34,779,506

Receivables
Notes receivable from participants	401,991	375,865
Employer contributions	202,297	228,613
Employee contributions	852	—

Total receivables	605,140	604,478

Total assets	42,008,366	35,463,683

Liabilities

Due to Broker	4,857	79,636

Total liabilities	4,857	79,636

Net Assets Available for Benefits, at Fair Value	42,003,509	35,384,047

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive
investment contracts	(61,568)	(37,329)

Net Assets Available for Benefits	$41,941,941	$35,346,718

4

Versar Employee 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2014

Additions to Net Assets
Contributions:
Participant contributions	$2,093,257
Employer contributions	850,607
Rollover contributions	45,993

Total contributions	2,989,857

Investment income
Interest and dividend income	185,324
Net appreciation in fair value of investments	1,696,064

Total investment income	1,881,388

Interest income on notes receivable from participants	16,848

Other income	134,728

Total Additions	5,022,821

Deductions from Net Assets
Benefits paid to participants	6,939,134
Administrative expense	143,584

Total Deductions	7,082,718

Net Decrease Before Transfer	(2,059,897)

Transfer in from Geo-Marine, Inc. Savings and Retirement Plan	8,655,120

Net Increase	6,595,223

Net Assets Available for Benefits, beginning of year	35,346,718

Net Assets Available for Benefits, end of year	$41,941,941

5

Versar Employee 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

NOTE A—PLAN DESCRIPTION

The following description of the Versar Employee 401(k) Plan (the Plan) provides only general information. The Plan’s investments are held in a nondiscretionary trust by Wells Fargo Bank, N.A. (Wells Fargo or Trustee). Wells Fargo also serves as recordkeeper for the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of Versar, Inc. (Company or Plan Sponsor) who are age 18 or older except for leased employees, non resident aliens, employees covered by a collective bargaining agreement and Davis Bacon Act employees.

Effective January 1, 2014, the Plan was amended to exclude part-time employees from participation in the Plan until they are credited with at least 1,000 hours of service in a plan year.

On June 30, 2014, the Company acquired J.M. Waller Association, Inc. (JMWA). Effective July 1, 2014, the Plan was amended to temporarily exclude employees acquired from JMWA through December 31, 2014.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute a minimum of 1 percent up to 50 percent of pre-tax annual compensation, as defined in the Plan. Roth contributions are also permitted. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollover). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in the Wells Fargo AdviceTrack program (see Investment Options below) until changed by the participant. The Plan’s automatic enrollment provisions include an auto escalation feature that provides for a 1 percent automatic annual increase up to a maximum of a 6 percent deferral rate.

The Company makes a safe harbor matching contribution equal to 100 percent of the first 3 percent of eligible compensation a participant contributes and 50 percent of the next 2 percent of eligible compensation a participant contributes to the Plan. Employer safe harbor matching contributions are made on a quarterly basis in cash. The Company may make an additional discretionary matching contribution to all eligible participants employed as of the last day of the Plan year. No such discretionary contributions were made for the year ended December 31, 2014.

Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Participant Accounts

The Plan maintains an account for each participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

6

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE A—PLAN DESCRIPTION—Continued

Investment Options

Participants direct the investment of their contributions and can select from two available options, core investment funds (Core Funds) or the Wells Fargo AdviceTrack program (AdviceTrack). Under the Core Funds option, participants direct their contributions to mutual funds and collective trust funds (CTF) selected by the Company and offered by the Plan. Alternatively, participants can elect to invest 100 percent of their current balance and all future contributions to AdviceTrack. The investment funds available under AdviceTrack include, in general, a different group of mutual funds and CTFs than are available under the Core Funds option and are selected and maintained by Wells Fargo. Wells Fargo monitors the investment performance of the funds and makes changes as deemed appropriate; however, any changes must be consented to by the Plan Sponsor. Wells Fargo has retained an independent financial expert who provides the participant with an investment allocation strategy under AdviceTrack, using personal and financial information provided by the participant, which is then implemented by Wells Fargo. The participant’s account is monitored and re-balanced based on investment performance, market conditions and changes in the participant’s personal situation. Participants may terminate participation in AdviceTrack at any time and revert to the Core Funds option.

Company common stock is held in the Plan for certain participants who received in-kind employer matching contributions in prior years. Restrictions of participants’ transfers, contributions (purchases) or distributions (sales) are described in Note D.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Versar stock allocated to their account. Participants are sent a proxy by the Trustee for the shares they own and they may vote those shares. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon. However, certain participants are subject to prior vesting schedules.

Notes Receivable from Participants

Plan participants may borrow from their employee contribution and rollover fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. All loans bear interest at the current prime lending rate of Wells Fargo plus one percent and are secured by the balance in the participant’s account. Generally, the loans must be repaid within five years unless the loan was used for the purchase of a primary residence, in which case the term may be up to 10 years. Participants may only have one loan outstanding at any time. Principal and interest is paid ratably through bi-weekly payroll deductions.

Forfeitures

During 2014, forfeitures totaling $108,983, due to certain participants’ termination prior to full vesting and monies merged into the Plan (see Note K) were used to offset the safe harbor matching contribution for 2014. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $14,441 and $18,852, respectively.

7

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE A—PLAN DESCRIPTION—Continued

Payment of Benefits

On termination of service including death, disability, early or normal retirement, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance. Distributions of a participant’s elective deferral and rollover contribution accounts are made in cash. The matching contribution is distributed in the form in which the employer match is invested (cash and/or Company common stock) at the time of the distribution.

Hardship distributions to employees are permitted from the participant’s elective deferral account if certain conditions are met. After withdrawal, participants may not make savings or other contributions to the Plan for at least six months after receipt of the hardship distribution.

The Plan also provides for required minimum distributions (RMD) per IRS regulations by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70 ½ or the calendar year the participant retires. Installment payments are permitted for lifetime RMDs only. In addition, the Plan does permit in-service withdrawals from the participant’s elective deferral and safe harbor matching contribution accounts after reaching age 59 ½.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for discussion of fair value measurements.

Investment contracts held by the Plan, either directly or as an underlying asset of a CTF, must be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in stable return funds (SRF) which are CTFs that hold an investment in another CTF, which invests in fully benefit-responsive investment contracts. The statements of net assets available for benefits present the fair value of the SRFs as well as the adjustment of the funds from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

8

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Administrative expenses paid by the Plan include primarily investment related expenses and also include fees related to the administration of notes receivable from participants charged directly to the participant’s account. Participants who are invested in AdviceTrack are charged an asset-based fee for program services, such as fund selection and monitoring, of 0.50 percent plus 0.13 percent to reimburse Wells Fargo for actual expenses.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant, who has experienced a distributable event, ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

9

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE C—INVESTMENTS

The following presents investments representing five percent or more of Plan net assets as of December 31, 2014 and 2013.

December 31,	2014	2013

T Rowe Price Blue Chip Growth Fund	$4,779,487	$3,626,212
WF Stable Return Fund - N *	4,054,115	4,363,771
WF Enhanced Stock Market Fund	3,942,836	3,618,478
WF Advantage Discovery Fund	2,516,403	2,396,675
WF MFS Value Fund – AT	2,271,491	N/A
WF MFS Value Fund – N	2,157,831	N/A
TCW Total Return Bond Fund	N/A	1,987,033
Thornburg International Value Fund	N/A	1,847,136

* Represents fair value; contract value as of December 31, 2014 and 2013 is $3,998,141 and $4,328,448, respectively.

N/A – The value of the investment does not represent 5% or more of the Plan’s net assets at this date.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,696,064 as follows:

Mutual funds	$811,376
Employer common stock	(426,097)
Collective trust funds	1,310,785

$1,696,064

NOTE D—NONPARTICIPANT-DIRECTED INVESTMENTS

As stated in Note A, certain participants who have received in-kind employer contributions in prior years hold Company common stock as an investment. In addition, all participants may direct funds from Company matching contributions to or from Company common stock without restriction. All Company common stock held in a source other than any Company matching contributions is restricted and may not be directed by the participant.

Information about the net assets related to all Company common stock is as follows:

	December 31,
	2014	2013
Net Assets:
Versar, Inc. common stock	$749,511	$1,307,790

10

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE D—NONPARTICIPANT-DIRECTED INVESTMENTS—Continued

Information about the significant components of the changes in net assets related to all Company common stock is as follows:

Year Ended December 31, 2014
Changes in Net Assets:
Net depreciation	$(426,097)
Benefits paid to participants	(111,675)
Transfers to participant-directed investments	(20,449)
Administrative expenses	(58)

$(558,279)

NOTE E—FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1–Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2–Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities inactive markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3–Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

11

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE E—FAIR VALUE MEASUREMENTS—Continued

The following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value, as well as the general classification pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.

Mutual Funds – Core Funds: Valued at the daily closing price as reported by the fund. Such mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the fair value hierarchy.

Mutual Funds – AdviceTrack: Valued at the NAV of units of the AdviceTrack fund as provided by Wells Fargo. The mutual funds offered under AdviceTrack are held in Wells Fargo institutional accounts, in which transactions are effected on behalf of all investors in each AdviceTrack fund on an aggregated basis. Each AdviceTrack mutual fund is a unitized fund and consists primarily of an underlying investment in a specific actively traded open-end mutual fund. A daily NAV is calculated by Wells Fargo based on the fair value of the underlying mutual fund investment held by the fund plus other assets (i.e., cash, accrued income, and due from broker for securities sold) less its liabilities (i.e., accrued expenses and due to broker for securities purchases), and is classified within level 2 of the fair value hierarchy. Daily NAVs are available to Plan administrators and client investors on Wells Fargo’s website and provide sufficient corroborative evidence to ascertain the relationship between each fund’s NAV and the values of the individual underlying holdings.

Collective Trust Funds: Valued at fair value measured as the NAV of units of a bank collective trust. The NAV as provided by Wells Fargo is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a CTF, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. All CTFs except the SRFs are classified within Level 2 of the fair value hierarchy. SRFs are classified within Level 3 of the fair value hierarchy. With respect to the SRFs held by the Plan, in order to assess the reasonableness of the fair value methodology used, the Versar, Inc. Retirement Plan Committee, with the assistance of an investment advisor, does not independently develop quantifiable unobservable inputs, but rather evaluates a variety of factors including review of the funds’ financial statements, economic conditions, industry and market developments, and overall credit ratings. See also Note F for further information on the SRFs. There are no unfunded commitments from participants in the Plan who invest in the CTFs.

12

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE E—FAIR VALUE MEASUREMENTS—Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2014
	Level 1	Level 2	Level 3	Total

Mutual Funds
Fixed Income Funds –
High yield bond	$—	$588,538	$—	$588,538
Inflation-protected bond	—	514,843	—	514,843
Intermediate bond	1,839,302	326,430	—	2,165,732
U.S. Equity Funds –
Large cap	6,666,790	—	—	6,666,790
Mid cap	3,525,952	—	—	3,525,952
Small cap	2,044,084	—	—	2,044,084
International Equity –
Large Cap	3,024,685	1,438,646	—	4,463,331
Equity – Real Estate	—	458,901	—	458,901

Sub-total mutual funds	17,100,813	3,327,358	—	20,428,171

Collective Trust Funds:
Fixed Income –
Intermediate Bond	—	2,035,764	—	2,035,764
International Bond	—	646,480	—	646,480
U.S. Equity –
Large cap	—	11,049,841	—	11,049,841
Mid cap	—	86,764	—	86,764
Small cap	—	1,012,121	—	1,012,121
International Equity –
Large Cap	—	930,408	—	930,408
Stable Value	—	—	4,459,274	4,459,274

Sub-total collective trust funds	—	15,761,378	4,459,274	20,220,652

Company Common Stock	749,511	—	—	749,511

Total assets at fair value	$17,850,324	$19,088,736	$4,459,274	$41,398,334

13

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE E—FAIR VALUE MEASUREMENTS—Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2013
	Level 1	Level 2	Level 3	Total

Mutual Funds
Fixed Income Funds –
High yield bond	$—	$347,270	$—	$347,270
Inflation-protected bond	—	358,567	—	358,567
Intermediate bond	1,987,033	1,179,871	—	3,166,904
U.S. Equity Funds –
Large cap	6,663,501	—	—	6,663,501
Mid cap	3,012,170	—	—	3,012,170
Small cap	1,668,634	—	—	1,668,634
International Equity –
Large Cap	3,169,392	988,080	—	4,157,472
Equity – Real Estate	—	280,747	—	280,747

Sub-total mutual funds	16,500,730	3,154,535	—	19,655,265

Collective Trust Funds:
Fixed Income –
Intermediate Bond	—	477,540	—	477,540
International Bond	—	446,510	—	446,510
U.S. Equity –
Large cap	—	6,979,823	—	6,979,823
Small cap	—	628,864	—	628,864
International Equity –
Large Cap	—	667,319	—	667,319
Stable Value	—	—	4,616,395	4,616,395

Sub-total collective trust funds	—	9,200,056	4,616,395	13,816,451

Company Common Stock	1,307,790	—	—	1,307,790

Total assets at fair value	$17,808,520	$12,354,591	$4,616,395	$34,779,506

14

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE E—FAIR VALUE MEASUREMENTS—Continued

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2014:

	WF Stable Return Fund N	WF Stable Return Fund AT	Total Stable Value Funds

Balance, January 1, 2014	$4,363,771	$252,624	$4,616,395

Change in adjustment from fair value to contract value	20,651	3,588	24,239

Realized gains	19,798	398	20,196

Unrealized gains related to instruments still held at the reporting date	44,770	2,594	47,364

Purchases
Contributions, rollovers and transfers in	3,298,212	262,136	3,560,348

Sales:
Withdrawals, distributions and transfers out	(3,693,087)	(116,181)	(3,809,268)

Balance, December 31, 2014	$4,054,115	$405,159	$4,459,274

Change in adjustment from fair value to contract value represents unrealized appreciation on fully benefit-responsive investment contracts held by the underlying CTF held by the Plan’s SRFs and is not included in the statement of changes in net assets available for benefits as the contracts are recorded at contract value for purposes of the net assets available for benefits.

Transfers between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2014, there were no transfers in or out of levels 1, 2 or 3.

15

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE E—FAIR VALUE MEASUREMENTS—Continued

Fair Value of Investments in Entities that Use NAV

In accordance with the fair value measurements and disclosures guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for Plan investments, the fair values of which are estimated using the NAV per share as of December 31, 2014 and 2013:

	Fair Value		Redemption	Redemption
	2014	2013	Frequency	Notice Period

Collective Trust Funds:
Fixed Income –
Intermediate Bond(a)	$2,035,764	$477,540	Daily	Daily
International Bond(b)	646,480	446,510	Daily	Daily
U.S. Equities:
Large cap(c)	11,049,841	6,979,823	Daily	Daily
Mid cap(d)	86,764	—	Daily	Daily
Small cap(e)	1,012,121	628,864	Daily	Daily
International Equity – Large Cap(f)	930,408	667,319	Daily	Daily
Stable Value(g)	4,459,274	4,616,395	See Note F	See Note F

Total	$20,220,652	$13,816,451

(a)	Fixed Income – Intermediate Bond: The investment objective of the fund in this category is to seek total return consisting of current income and capital appreciation. The fund invests primarily in investment-grade debt securities, including U.S. government obligations, corporate bonds and mortgage and asset-backed securities.

(b)	Fixed Income – International Bond: The investment objective of the fund in this category is to seek total return consisting of income and capital appreciation. Under normal circumstances, the fund invests primarily in foreign debt securities, including obligations of governments, corporate entities, or supranational agencies, denominated in various currencies.

(c)	U.S. Equities – Large Cap: The investment objectives of the funds in this category are long-term capital growth or appreciation. These funds invest primarily in equity securities of large U.S. companies and includes funds which own a diversified portfolio of established companies which produce superior and sustainable earnings growth as well as a fund which focuses on stocks of companies that it believes are undervalued compared to their perceived worth (value companies).

(d)	U.S. Equities – Mid Cap: The investment objective of the fund in this category is to approximate the total return, before deduction of fees and expenses, of the Standard & Poor’s 400 MidCap Index. The fund invests in equity securities of companies that compose the Index and pursues its objective through investments in one ore more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A.

16

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE E—FAIR VALUE MEASUREMENTS—Continued

(e)	U.S. Equities – Small Cap: The investment objective of the funds in this category is primarily to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment by primarily investing in three managed portfolios within the Russell 2000® Index.

(f)	International Equity – Large Cap: The investment objectives of the funds in this category are long-term growth. The fund invests primarily in common stocks of companies located in developed countries outside the U.S.

(g)	Stable Value: The investment objective of the SRFs is to provide investors with a moderate level of stable income without principal volatility. In order to meet this objective, the funds invest in another CTF that primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions.

NOTE F—STABLE RETURN FUNDS

The Plan has assets invested in two SRFs, Wells Fargo Stable Return Fund N and Wells Fargo Stable Return Fund AT, both of which have invested all of their assets in the Wells Fargo Stable Return Fund G (WF Fund G), a CTF sponsored by Wells Fargo. The daily value of the SRFs’ investment is based on the underlying daily value reported by the WF Fund G. The NAV of the WF Fund G is calculated daily and net investment income is not distributed but reinvested and the NAV adjusted accordingly. The SRFs allow for daily liquidity with no additional days’ notice required for redemption.

All withdrawals and transfers from the SRFs are payable at contract value. Contract value represents contributions made to the SRFs plus earnings less participant withdrawals and administrative expenses. Participant-directed transfers from the SRFs are permitted to non-competing funds, subject to a 90-day equity wash provision. However, Wells Fargo reserves the right to require a 12-month notification for any Plan Sponsor initiated withdrawal request.

Certain events may limit the ability of the Plan to transact at contract value with the SRFs’ issuer. Such events include the following:

•	Material amendment to WF Fund G’s structure or administration;
•	Changes to participating plans’ competing investment options including elimination of the equity wash provisions;
•	Complete or partial termination of WF Fund G, including merger with another fund;
•	Failure of WF Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•	Redemption of all or a portion of the interests in the SRFs held by a participating plan at the direction of the participating plan sponsor including group layoffs, early retirement incentive programs, closing or sale of a subsidiary, bankruptcy or insolvency of the plan sponsor, merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;
•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to WF Fund G or participating plans;
•	Delivery of any communication to plan participants designed to influence a participant not to invest in the SRFs.

17

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE F—STABLE RETURN FUNDS—Continued

The contract value of the investment in the SRFs as of December 31, 2014 and 2013 was $4,397,706 and $4,579,066, respectively. The crediting interest rates for the SRFs are derived from the underlying investments in the WF Fund G which consist of both (1) guaranteed investment contracts at fixed rates and (2) security-backed contracts with variable interest rates reset on a quarterly basis and a minimum interest rate of zero percent. For the years ended December, 31, 2014 and 2013, the average yield based on actual earnings was 1.40% and 1.36%, respectively. For the years ended December 31, 2014 and 2013, the interest rate credited to participants was 1.64% and 1.52%, respectively.

Plan management believes the occurrence of events and circumstances that would cause the SRFs to transact at less than contract value is not probable.

NOTE G—RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain investment options available to participants are shares of CTFs and AdviceTrack mutual funds managed by Wells Fargo, the Trustee and record-keeper. Therefore, transactions with these investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules of ERISA.

The Plan holds an investment in the Company common stock, and transactions with this investment qualify as party-in-interest and related party transactions. The Plan held 237,187 and 270,764 shares of the Company common stock as of December 31, 2014 and 2013, respectively.

During 2011, the Company failed to remit to the Plan certain employee contributions and loan payments totaling $463,936 within the period prescribed by Department of Labor regulations.  These delinquent remittances are considered nonexempt party-in-interest transactions.  The Company made corrective contributions to the Plan in 2014 to compensate affected participants for lost earnings on the delinquent remittances.

Fees paid by the Plan for investment management and other services to Wells Fargo amounted to $107,170 for the year ended December 31, 2014. Fees paid to Wells Fargo through revenue sharing amounted to $8,302 for the year ended December 31, 2014.

NOTE H—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

18

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE I—TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (IRC), and therefore, the related trust is tax exempt. The Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the opinion letter. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the tax-qualified status of the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE J—RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE K—PLAN MERGER

On February 4, 2014, the plan assets of the Geo-Marine, Inc. Savings and Retirement Plan were liquidated and the assets of the plan in the amount of $8,655,120 were transferred to the Versar Employee 401(k) Plan. The Plan Sponsor had purchased all of the issued and outstanding shares of Geo-Marine, Inc. on September 3, 2013.

19

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE L—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31,	2014	2013

Net assets available for benefits per the financial statements	$41,941,941	$35,346,718
Less: Employer contributions receivable	(202,297)	(228,613)
Less: Employee contributions receivable	(852)	—
Less: Deemed distributions recorded on 5500 but not in financial statements	(221)	—
Rounding	1	2

Net assets available for benefits per Form 5500	$41,738,572	$35,118,107

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets per financial statements	$6,595,223

Change in employer contributions receivable	26,316
Change in employee contributions receivable	(852)
Less: Deemed distributions recorded on 5500 but not in financial statements	(221)
Rounding	(1)

Net increase in net assets and transfers in per Form 5500	$6,620,465

NOTE M—OPERATIONAL COMPLIANCE

In 2014, it was determined the Plan was not operating in compliance with certain provisions set forth in the plan document with respect to post severance compensation.  The Company has discussed the operational errors with counsel and has determined the exposure to be for plan years 2011 through 2014 and, as the corrective contributions are not material, they will be corrected via the self-correction process.  The corrective contributions plus lost earnings will be remitted to the Plan during the year ended December 31, 2015 to make the affected participants whole.  The Company practices were corrected once the inconsistency was identified.

20

Versar Employee 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2014 and 2013

NOTE N—SUBSEQUENT EVENTS

On June 30, 2014, the Company purchased all of the issued and outstanding stock of J.M. Waller Associates, Inc. (JMWA). JMWA sponsored a defined contribution plan, J.M. Waller Associates, Inc. 401(k) Profit Sharing Plan (JMWA 401(k) Plan) for its employees. The JMWA 401(k) Plan’s net assets of $8,859,094 were merged into the Versar Employee 401(k) Plan effective January 1, 2015.

Effective January 1, 2015, the Plan was amended to allow employees of the Company, who were acquired from JMWA, to participate in the Plan. Further, the Plan was amended to grant 100% vesting in all JMWA company contributions for all employees who were acquired from JMWA and were employed with Versar, Inc. on January 1, 2015. However, non-active participants remain subject to a separate vesting schedule.

Effective January 1, 2015, the Plan was amended to include a prevailing wage contribution in which employees working under a prevailing wage contract are eligible to participate in the Plan. Employees are eligible, for purposes of the prevailing wage contribution, on the date their employment is covered under the contract. Further, the computation for the safe harbor matching contribution was amended to be made on a plan year basis.

Effective January 2, 2015, the Company directed Wells Fargo to freeze Company common stock as an investment option in the Plan and direct future funds from Company matching contributions to the Wells Fargo Stable Return Fund N.

21

Supplemental Information

22

Versar Employee 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 54-0852979

Plan 002

December 31, 2014

		(c)
		Description of Investment,
	(b)	Including Maturity Date,
	Identity of Issue, Borrower, Lessor or	Rate of Interest, Collateral,	(d)	(e)
(a)	Similar Party	Par, or Maturity Value	Cost	Current Value

*	VERSAR, INC., COMMON STOCK ***	Employer common stock	$586,234	$749,511

*	WF STABLE RETURN FUND - AT	Collective Trust Fund	**	405,159
*	WF BLACKROCK INT'L EQUITY INDEX FUND	Collective Trust Fund	**	20,102
*	WF BLACKROCK RU 2000 INDEX FUND	Collective Trust Fund	**	76,743
*	WF BLACKROCK S&P MC INDEX FUND	Collective Trust Fund	**	86,764
*	WF CAUSEWAY INT'L VALUE FUND	Collective Trust Fund	**	910,306
*	WF CORE BOND FUND	Collective Trust Fund	**	2,035,764
*	WF ENHANCED STOCK MARKET FUND	Collective Trust Fund	**	3,942,836
*	WF MFS VALUE FUND - AT	Collective Trust Fund	**	2,271,491
*	WF MFS VALUE FUND - N	Collective Trust Fund	**	2,157,831
*	WF MULTI-MANAGER SMALL CAP FUND	Collective Trust Fund	**	935,378
*	WF STABLE RETURN FUND - N	Collective Trust Fund	**	4,054,115
*	WF TRP INST LARGE CAP GROWTH MGD FUND	Collective Trust Fund	**	540,017
*	WF TRP INST EQ INC MGD FUND	Collective Trust Fund	**	1,279,181
*	WFA INTERNATIONAL BOND FUND	Collective Trust Fund	**	646,480
*	WF LARGE CAP GROWTH FUND	Collective Trust Fund	**	858,485
	Subtotal - Pooled, Common and Collective funds			20,220,652

	ACADIAN EMERGING MARKETS EQUITY FUND	Mutual fund	**	350,094
	ALLIANZ NFJ SMALL CAP VAL FUND	Mutual fund	**	432,187
	GOLDMAN SACHS MID CAP VALUE FUND	Mutual fund	**	1,009,549
	HARBOR INTERNATIONAL FUND	Mutual fund	**	1,088,552
	INVESCO EQUITY & INC FUND	Mutual fund	**	1,887,303
	OPPENHEIMER INTERNATIONAL GROWTH FUND	Mutual fund	**	1,923,152
	PIMCO HIGH YIELD FUND	Mutual fund	**	588,538
	PIMCO REAL RETURN FUND	Mutual fund	**	514,843
	PIMCO TOTAL RETURN FUND	Mutual fund	**	326,430
	RS SMALL CAP GROWTH FUND	Mutual fund	**	1,611,897
	T ROWE PRICE BLUE CHIP GROWTH FUND	Mutual fund	**	4,779,487
	T ROWE PRICE REAL ESTATE FUND	Mutual fund	**	458,901
	TCW TOTAL RETURN BOND FUND	Mutual fund	**	1,839,302
	TEMPLETON FOREIGN FUND	Mutual fund	**	1,101,533
*	WF ADVANTAGE DISCOVERY FUND	Mutual fund	**	2,516,403
	Subtotal - Mutual funds			20,428,171

	Investments, at fair value			41,398,334

*	Participant Loans	interest rate of 4.25% and repayment terms ranging 1 to 10 years		401,991

	Total			$41,800,325

  * Party-in-interest

  ** Historical cost data is not required to be presented, as investments are participant directed.

  ***Historical cost data provided represents the amount for all shares.

23

Versar, Inc., Employee 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2014

EIN: 54-0852979

Plan 002

Participant					Total Fully
Contributions					Corrected Under
Transferred Late to					VFCP and PTE
Plan		Total That Constitute Non-Exempt Prohibited Transactions			2002-51

Check Here if Late				Contributions
Participant Loan			Contributions	Pending
Repayments are		Contributions	Corrected	Correction
Included: X		Not Corrected	Outside of VFCP	in VFCP

$463,936	(1)	$-	$463,936	$-	$-

(1) Delinquent contributions for plan year 2011 corrected in 2014

24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: Versar, Incorporated

Versar Employee 401k Plan

By:	/s/ Cynthia Downes	June 29, 2015
Cynthia Downes
Executive Vice President and
Chief Financial Officer

25